FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-184376-08
October 2, 2013

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (File No. 333-184376) for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the Securities and Exchange Commission for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov.  Alternatively, the depositor, Deutsche Bank Securities Inc., any other underwriter, or any dealer participating in this offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-503-4611 or by emailing prospectus.cpdg@db.com.

This free writing prospectus does not contain all information that is required to be included in the prospectus and the prospectus supplement.

IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS

Any legends, disclaimers or other notices that may appear at the bottom of, or attached to, the email communication to which these materials are attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation being made that these materials are accurate or complete and may not be updated or (3) these materials possibly being confidential, are not applicable to these materials and should be disregarded.  Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another email system.

$1,003,156,000 (Approximate)
COMM 2013-CCRE11 Mortgage Trust
as Issuing Entity
Deutsche Mortgage & Asset Receiving Corporation
as Depositor
Cantor Commercial Real Estate Lending, L.P.
German American Capital Corporation
as Sponsors and Mortgage Loan Sellers

COMM 2013-CCRE11 COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

This free writing prospectus relates to Deutsche Mortgage & Asset Receiving Corporation’s offering of Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4, Class A-M and Class X-A of its COMM 2013- CCRE11 Mortgage Trust Commercial Mortgage Pass-Through Certificates and clarifies, updates or adds the following information as it relates to (i) the free writing prospectus, dated September 25, 2013 and filed with the Securities and Exchange Commission under accession number 0001539497-13-000906 (the “Free Writing Prospectus”; capitalized terms not defined herein are used as defined in the Free Writing Prospectus) and (ii) the free writing prospectus also designated as the “Structural and Collateral Term Sheet”, dated September 24, 2013 and filed with the Securities and Exchange Commission under accession number 0001539497-13-000899 (the “Term Sheet”):

Structural Update

1.           Class A-3, Class A-3FL and Class A-3FX Certificates.

The initial principal balance of the Class A-3 certificates, which were offered pursuant to the Free Writing Prospectus, has been increased from $200,000,000 to $275,000,000.  The Class A-3FL certificates, which were offered pursuant to the preliminary private placement memorandum dated September 25, 2013 (the “Preliminary Private Placement Memorandum”), are no longer being offered and the Class A-3FL and the Class A-3FX certificates will not be issued by the issuing entity and there will be no Class A-3FX regular interest related to the issuing entity.

2.           Exchangeable Certificates.

The Class A-M, Class B, Class C and Class PEZ certificates, which were offered pursuant to the Preliminary Private Placement Memorandum, are no longer exchangeable certificates. There will be no Class A-M trust components, Class B trust components or Class C trust components related to the issuing entity and there will be no Class PEZ certificates issued by the issuing entity.  Giving effect to the elimination of the Class A-3FL certificates, the Class A-3FX certificates and the Class PEZ certificates, the issuing entity will issue eighteen (18) classes of commercial mortgage pass-through certificates.

3.           Class A-M Certificates.

The Class A-M certificates, which were originally offered pursuant to the Preliminary Private Placement Memorandum, are no longer issued privately, and will be publicly offered certificates offered pursuant to this free writing prospectus and the final prospectus supplement.

4.           Revised Issue Characteristics.

Class	Initial Certificate Balance or Notional Balance(1)	Approximate Initial Credit Support	Description of Pass- Through Rate	Assumed Final Distribution Date(2)	Approximate Initial Pass-Through Rate	Weighted Average Life (Yrs.)(3)	Principal Window (Mos.)(3)	Anticipated Ratings (Moody’s/Fitch/DBRS)(4)
Offered Certificates
Class A-3	$275,000,000	30.000%(5)	(6)	August 2023%		9.81	117 – 118	Aaa(sf)/AAA(sf)/AAA(sf)
Class A-M	$114,284,000	21.000%	(6)	September 2023%		9.92	119 – 119	Aaa(sf)/AAA(sf)/AAA(sf)

(1)	Approximate; subject to a variance of plus or minus 5.0%.

(2)
The assumed final distribution date with respect to the Class A-3 and Class A-M certificates is the distribution  date  on  which  the  final  distribution  would  occur  for  the  Class  A-3  and  Class A-M certificates, respectively, based upon the assumption that no mortgage loan is prepaid prior to its stated maturity date or anticipated repayment date, as applicable, and otherwise based on modeling assumptions described in the Free Writing Prospectus.   The rated final distribution date for the Class A-3 and Class A-M certificates is the distribution date in August 2050.  The actual performance and experience of the mortgage loans will likely differ from such assumptions.   See “Yield and Maturity Considerations” and “Ratings” in the Free Writing Prospectus.

(3)
The weighted average life and principal window during which distributions of principal would be received as set forth in the table with respect to the Class A-3 and Class A-M certificates is based on (i) modeling assumptions and prepayment assumptions described in the Free Writing Prospectus, (ii) assumptions that there are no prepayments, delinquencies or losses on the mortgage loans and (iii) assumptions that there are no extensions of maturity dates and that mortgage loans with anticipated repayment dates are repaid on their respective anticipated repayment dates.

(4)
It is a condition to issuance of the Class A-3 and Class A-M certificates that the Class A-3 and Class A-M certificates, respectively, receive the ratings set forth above.  See “Risk Factors—Risks Related to the Offered Certificates—Ratings of the Offered Certificates” and “Ratings” in the Free Writing Prospectus.

(5)	Represents the approximate initial credit support for the Class A-1, Class A-2, Class A-SB, Class A-3 and Class A-4 certificates, in the aggregate.

(6)
For any distribution date, the pass-through rates on the Class A-3 and Class A-M certificates will equal one of (i) a fixed per annum rate, (ii) the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360 day year consisting of twelve 30 day months) as of their respective due dates in the month preceding the month in which such distribution date occurs, (iii) a rate equal to the lesser of a specified pass through rate and the rate specified in clause (ii), or (iv) the rate specified in clause (ii), less a specified rate.

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5.           Class A-M Certificates Decrement Table.

Percentages of the Initial Certificate Balance
of the Class A-M Certificates at the Specified CPRs
0% CPR During Lock-Out, Defeasance, Yield Maintenance
and Prepayment Premium—Otherwise at Indicated CPR

Date	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR
Initial Percentage	100%	100%	100%	100%	100%
October 2014	100%	100%	100%	100%	100%
October 2015	100%	100%	100%	100%	100%
October 2016	100%	100%	100%	100%	100%
October 2017	100%	100%	100%	100%	100%
October 2018	100%	100%	100%	100%	100%
October 2019	100%	100%	100%	100%	100%
October 2020	100%	100%	100%	100%	100%
October 2021	100%	100%	100%	100%	100%
October 2022	100%	100%	100%	100%	100%
October 2023 and thereafter	0%	0%	0%	0%	0%
Weighted Average Life (years)	9.92	9.92	9.92	9.92	9.67

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This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Offered Certificates, supersedes any conflicting information contained in the Free Writing Prospectus, the Term Sheet and any other prior similar materials relating to the Offered Certificates.  The information in this free writing prospectus may be amended or supplemented.  This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Offered Certificates referred to in this free writing prospectus and to solicit an offer to purchase the Offered Certificates, when, as and if issued.  Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Offered Certificates until the underwriters have accepted your offer to purchase Offered Certificates; any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.

IRS CIRCULAR 230 NOTICE

THIS FREE WRITING PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES.  THIS FREE WRITING PROSPECTUS IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN.  INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.